EXHIBIT 99.1

Caledonia Mining Corporation Plc: Fatal accident at Blanket Mine

ST HELIER, Jersey, Feb. 22, 2022 (GLOBE NEWSWIRE) -- It is with regret that Caledonia Mining Corporation plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) (“Caledonia”) confirms that an accident took place on the morning of 21 February 2022 at the Blanket Mine in Zimbabwe, as a result of which one Blanket employee, Andrew Clydon Phiri (aged 35), was killed.

The accident involved a LHD loader in one of Blanket’s underground haulages.

Further details cannot be released pending the outcome of an ongoing enquiry into this incident by the relevant authorities.

Caledonia expresses its condolences to the family and colleagues of the deceased.

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

WH Ireland Adrian Hadden/ Andrew De Andrade	Tel: +44 20 7220 1751

Blytheweigh Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.